SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July, 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation plans to hold conference calls (once in Korean and the other in English) on July 27, 2007 (Friday) to discuss its unaudited results of earnings for the first half of 2007. The call-in details for the conference calls are as follows;

Conference Call Conducted in Korean

Time: 16:00 ~ 17:00 (Seoul Time)

From Korea: 1544-3355 or 02-6677-3355

From Overseas: 82-2-6677-3355 or 82-31-361-9005

Pass Code: 0802

Conference Call Conducted in English

Time: 17:30 ~ 18:30 (Seoul Time)

From Korea: 1544-3355 or 02-6677-3355

From Overseas: 82-2-6677-3355 or 82-31-361-9005

Pass Code: 0802

Instant Playback Call-in Number

From Korea 1544-3358 or 02-6677-3358

From Overseas 82-2-6677-3358 or 82-31-688-0111

Pass Code for Playback Recorded in Korean: 0801

Pass Code for Playback Recorded in English: 0802

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Myung-Whan Kim
Name:	Myung-Whan Kim
Title:	General Manager
International Finance Department

Date: July 23, 2007